SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 28, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated October 28, 2005, regarding Ericsson’s announcement that leading mobile wireless technology companies call on European Commission to investigate Qualcomm’s anti-competitive conduct.

Press Release October 28, 2005

Leading mobile wireless technology companies call on European Commission to investigate Qualcomm’s anti-competitive conduct

Broadcom, Ericsson, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments have each filed Complaints to the European Commission requesting that it investigate and stop Qualcomm’s anti-competitive conduct in the licensing of essential patents for 3G mobile technology.

The companies state that Qualcomm is violating EU competition law and failing to meet the commitments Qualcomm made to international standard bodies around the world that it would license its technology on fair, reasonable and non-discriminatory terms. Absent these commitments, the WCDMA 3G standard would not have been adopted. Qualcomm is infringing these rules by:

- trying to exclude competing manufacturers of chipsets for mobile phones from the market and preventing others from entering. To this end, Qualcomm has committed a number of abuses, ranging from the refusal to licence essential patents to potential chipset competitors on fair, reasonable and non-discriminatory terms to offering lower royalty rates to handset customers who buy chipsets exclusively from Qualcomm.

- charging royalties for its WCDMA essential patents that are excessive and disproportionate; in particular by imposing the same royalty rate on WCDMA 3G handsets as it does for CDMA2000 3G handsets despite the fact that Qualcomm has contributed far less technology to the WCDMA 3G standard than it has to the CDMA2000 standard.

The companies believe that Qualcomm’s anti-competitive behaviour has harmful effects for the mobile telecommunications sector in Europe, as well as elsewhere, because carriers and consumers are facing higher prices and fewer choices.

Kasim Alfalahi, Vice President IPR Licensing and Patent Development at Ericsson said: “Qualcomm committed to standard setting organisations that it would license its technology on fair, reasonable and non-discriminatory terms. In spite of this, and in breach of competition law, Qualcomm is charging excessive and disproportionate royalties. Ultimately this means that consumers may have to pay more than they should for their mobile handsets.”

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

US media contact:

Kathy Egan, VP Communications

Phone: +1 212 843 8422

E-mail: pressrelations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 28, 2005